# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 3 E Network Technology Group Ltd, CIK 0001993097
CUSIP: G8849D110
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: NO.118 CONNAUGHT ROAD WEST, 3003-2, HONG KONG, China (F4), 999077
Date of event which requires filing of this statement: 01/08/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001992881

## Reporting persons
- Law Shu Sang Joseph: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 7,700,000; shared voting power 0; sole dispositive power 7,700,000; shared dispositive power 0; aggregate amount beneficially owned 7,700,000 (53.7% of the class)

## Item 1. Issuer
Name of issuer: 3 E Network Technology Group Ltd
Address of issuer's principal executive offices: NO.118 CONNAUGHT ROAD WEST, 3003-2, HONG KONG, CHINA, 999077

## Item 2. Person Filing
Name of person filing: Shu Sang Joseph Law
Address of principal business office or, if none, residence: Room 1012, 10/F, C C Wu Building, 302-8 Hennessy Road, Wanchai, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,700,000
Percent of class: 53.7%
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Law Shu Sang Joseph: /s/ Shu Sang Joseph Law, Individual (09/29/2025)